August 22, 2017

James E. O’Connor
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Capital Appreciation & Income Fund, Inc. (“Registrant”)
 on behalf of the following series and classes:

  T. Rowe Price Capital Appreciation & Income Fund (the “Fund”)

   Investor Class

   I Class

   Advisor Class (each, a “Class” and together, the “Classes”)

 File Nos.: 333-219171/811-23212

Dear Mr. O’Connor:

The following is in response to your comments provided on August 1, 2017, regarding the Registrant’s registration statement filed on Form N-1A on July 6, 2017 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please advise us if you expect to submit an exemptive application or a no-action request in connection with your registration statement.

Response: We do not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

Prospectus

Fees and expenses, page 2

Comment: Please provide a pre-effective amendment with completed fee and example. We may have additional comments when you do so.

Response: We will provide a pre-effective amendment with a completed fee table and expense example.

Principal Investment Strategies, page 3

Comment: Please state the lowest grade securities in which the Fund may invest, either directly or indirectly, or state that the Fund may invest in securities of any grade.

Response: We intend to modify the disclosure as follows (new language underlined):

In addition, there are no limits on the fund’s investments in debt instruments that are rated noninvestment grade, including distressed and defaulted securities.

In conjunction with this addition, we intend to add the following risk disclosure on distressed and defaulted securities under the heading “Junk investing risk” in Section 1 of the prospectus:

Any investments in distressed or defaulted securities subject the fund to even greater credit risk than investments in other below investment-grade bonds. Investments in obligations of restructured, distressed and bankrupt issuers, including debt obligations that are already in default, generally trade significantly below par and may be considered illiquid. Defaulted securities might be repaid only after lengthy bankruptcy proceedings, during which the issuer might not make any interest or other payments, and such proceedings may result in only partial recovery of cash payments or no recovery at all. In addition, recovery could involve an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative and be valued by the fund at significantly less than its original purchase price. In addition, investments in distressed issuers may subject the fund to liability as a lender.

 In addition, we intend to add the following risk disclosure in Section 2 of the prospectus:

The fund’s credit risk will increase if it invests in credit obligations of distressed issuers and other issuers involved in restructurings, including those that are in covenant or payment default. Such obligations are subject to a multitude of legal, industry, market, economic and governmental forces, each of which makes analysis of these companies inherently difficult. The repayment of defaulted obligations is subject to significant uncertainties and might be repaid, either in full or in part or through the receipt of a new security or obligation, only after lengthy workout or bankruptcy proceedings. A bankruptcy court may approve actions that would be contrary to the fund’s interests and, if an anticipated transaction does not occur, the fund may be required to sell its investment at a substantial loss.

Comment: Disclosure in this section states that the Fund may invest in mortgage and asset-backed securities. Explain to us in greater detail the types of asset-backed securities that the Fund will purchase. For example, will the Fund invest in CDOs (including CLOs), or non-investment grade CMOs, CMBS or RMBS? If yes, to what extent? Are there any limits on these types of investments, both individually and collectively? We may have additional comments depending on your response.

Response: We intend to remove mortgage- and asset-backed securities from the list of principal investment strategies and include them later in the prospectus only as an additional strategy. In addition, we intend to add the following operating policies in Section 2: (a) The fund’s investments in asset-backed securities (other than mortgage-backed securities) are limited to 20% of the fund’s net assets; (b) The fund’s investments in non-agency issued mortgage-backed securities are limited to 25% of its net assets; and (c) The fund’s investments in asset-backed and mortgage-backed securities rated below investment-grade are limited to 10% of the fund’s net assets. We note that these limits indicate the maximum percentage of the fund’s assets that can be invested in asset-backed and non-agency mortgage backed securities at any one time, and that the fund anticipates investing opportunistically in these securities and does not generally anticipate investing up to these stated limits. If the fund begins investing to a greater degree on an ongoing basis, we will consider revising the prospectus to move mortgage- and asset-backed to the principal investment strategies. The fund’s investments in ABS and non-agency MBS will be limited to the more senior CLO, CMO, CMBS and RMBS tranches where we feel that we have adequate visibility into the underlying collateral and a high-degree of confidence that our principal will be ultimately returned, but whose spreads (and/or ratings) had been temporarily hurt by a dislocation in the market and/or a cyclical downturn. In addition, we note that the fund’s investments in CLOs in particular are expected to primarily be in AAA rated tranches.

We note that, consistent with well-established Commission staff guidance and as disclosed in the prospectus under the heading Illiquid Securities, the Fund maintains a policy of not purchasing an illiquid security if it holds 15% or more of its net assets in illiquid securities. Securities that are deemed illiquid are monitored on an ongoing basis to determine whether to sell any of those securities to maintain adequate liquidity.

Comment: Please also provide, where appropriate, specific disclosure making clear how the Fund will cover, consistent with the principles of Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies” (April 18, 1979), the Fund's economic exposure created by its investments in derivatives, including, as mentioned on page 4: options, interest rate futures, interest rate swaps, credit default swaps, currency swaps, and forward currency exchange contracts. In particular, we note that the disclosure on page 32 states: “The fund will not commit more than 50% of its net assets to any combination of currency derivatives.” With respect to forward foreign currency exchange contracts and futures contracts that are not contractually permitted or required to "cash-settle," the Fund must cover its open positions by setting aside liquid assets equal to the contracts' full notional value, except that deliverable foreign currency exchange contracts for currencies that are liquid may be treated as the equivalent of “cash-settled” contracts. In general, the staff’s position on currency exchange contracts and futures contracts is stated in Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987). It is also the staff’s informal position that if a fund enters into a forward, future, or swap that is contractually required to cash settle daily, such that the fund can never be liable for more than its daily net liability and the fund cannot be liable for the contract’s notional value, the staff will not object where the fund segregates an amount equal to its daily net liability. However, if a fund sells credit default swaps, including LCDS and LCDX contracts, it is the staff’s position that it must segregate liquid assets equal to the full, non-netted amount fund’s contingent, contractual obligation (i.e., the notional amount) to avoid senior security treatment consistent with Release 10666. Please disclose specifically which of the above-listed derivatives, if any, will be treated as “cash settled” derivatives with respect to the Fund’s asset segregation policies to avoid senior security treatment through Release 10666. In any case, please be aware that the Commission or its staff may issue future guidance on the coverage requirements for derivatives to avoid senior security treatment, which could impact the manner in which the Fund operates.

Response: We intend to add the following disclosure to the prospectus under Investment Policies and Practices in Section 2:

In accordance with the 1940 Act and various SEC and SEC staff interpretive positions, the fund must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC or staff-approved measures, to “cover” open positions with respect to certain kinds of derivative instruments.

We note that we currently have more robust disclosure on our segregation policies and practices in our Statement of Additional Information (“SAI”). We intend to modify our existing disclosure as follows (new language underlined):

In accordance with the 1940 Act and various SEC and SEC staff interpretive positions, the fund must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC or staff-approved measures, to “cover” open positions with respect to certain kinds of derivative instruments. If a derivative agreement contractually requires a fund to settle in cash, the fund will determine its daily obligation to the counterparty and will maintain sufficient liquid assets to cover that obligation.

…

In instances involving the purchase of futures contracts or the writing of call or put options thereon by the funds, the funds will determine daily an amount of cash, liquid assets, or other suitable cover (such as owning an offsetting position) as permitted by the SEC, equal to the market value of the futures and options contracts thereon (less any related margin deposits) to cover the position. As a result, the commitment of a large portion of the funds’ assets to cover open futures or options’ positions could impede portfolio management or the funds’ ability to meet redemption requests or other current obligations.

…

If a fund writes a covered call option, the fund will either own the security or currency subject to the option or an option to purchase the same underlying security or currency having an exercise price equal to or less than the exercise price of the “covered” option. From time to time, the funds will write a call option that is not covered as indicated above (for example, an option on an index). In this case, the fund will determine daily an amount of cash, liquid assets, or other suitable cover (such as owning an offsetting position) as permitted by the SEC, equal to the market value of the options contract thereon (less any related margin deposits) to cover the position. While such an option would be “covered” with sufficient collateral to satisfy SEC prohibitions on issuing senior securities, this type of strategy would expose the funds to the risks of writing uncovered options, which could result in unlimited losses if a fund writes an uncovered call option.

…

A fund may write put options on a covered basis, which means that the fund will maintain sufficient liquid assets to purchase the asset if the option is exercised in an amount not less than the exercise price. Alternatively, the funds will own an option to sell the underlying security or currency subject to the option having an exercise price equal to or greater than the exercise price of the “covered” option at all times while the put option is outstanding. (The rules of a clearing corporation currently require that such assets be deposited in escrow to secure payment of the exercise price.)

…

The funds will not enter into a forward contract, or maintain exposure to any such contract(s), if the amount of foreign currency required to be delivered thereunder would exceed the funds’ holdings of liquid assets as permitted by the SEC.

…

For centrally cleared swaps, the funds will maintain sufficient liquid assets to satisfy any unsettled variation margin payable; however, for bilateral OTC swaps, the funds will maintain sufficient liquid assets to meet the swaps confirmed settlement method (i.e. physical settlement or cash settlement). For cash settled swaps, the funds will maintain sufficient liquid assets to satisfy any unsettled variation margin payable. For long physically settled swap positions, the funds will generally maintain sufficient liquid assets to cover future payment obligations; however, for short physically settled contracts, the funds will maintain sufficient liquid assets to cover the notional amount. For example; when trading credit default swaps (“CDS”), a fund will maintain sufficient coverage for the full notional amount of the CDS when it sells CDS protection; however, when buying CDS protection, the fund will maintain sufficient liquid assets to satisfy its aggregate future payment obligations. The fund may net swap positions for purposes of asset coverage if the long and short positions have the same expiration date, reference obligation, and counterparty. The fund will net its obligations using notional amounts and will cover the net position with sufficient liquid assets.

Principal Risks, page 4

Comment: The paragraph on “impairment of collateral risks, on page 6, states: “The fund’s access to the collateral could be limited by…the type of loan it purchases.” The description of the Fund’s principal investment strategies appears to indicate that the Fund will invest principally in bank loan participations, rather than in the loans directly. A participation interest typically will result in the Fund having a contractual relationship only with the lender, not the borrower. As a result, the Fund will not have any rights with respect to the collateral and will assume the credit risk of the lender selling the participation interest, in addition to the credit risk of the Borrower. Please revise the risk disclosure to clarify this risk created by the Fund’s investment strategy.

Response: We intend to revise the disclosure to clarify that the fund’s exposure to bank loans will be primarily through assignments, not participations. We intend to add the following to the fund’s principal investment strategies:

The fund will primarily acquire floating rate loans as an assignment from another lender who holds a floating rate loan.

In conjunction with this change, we intend to remove the risk disclosure on impairment of collateral risks from the fund’s principal risks. We also intend to add the following disclosure under Bank loan risks under the heading Principal risks:

In an assignment, the fund effectively becomes a lender under the loan agreement with the same rights and obligations as the assigning bank or other financial intermediary. Accordingly, if the loan is foreclosed, the fund could become part owner of any collateral and would bear the costs and liabilities associated with owning and disposing of the collateral.

We also intend to revise the disclosure in Section 2 under the heading More Information About the Fund and Its Investment Risks as follows:

The fund will primarily acquire bank loans as an assignment from another lender who holds a floating rate loan, but the fund has flexibility to also acquire bank loans directly from a lender or through the agent, or as a participation interest in another lender’s floating rate loan or portion thereof.

Comment: Please disclose in the prospectus that it may take longer than 7 days for transactions in bank loans to settle. Please also address how the fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response: We intend to add the following disclosure as part of the fund’s disclosure of “Bank loans risks” in section 1:

Transactions involving bank loans may have significantly longer settlement periods than more traditional investments (settlement can take longer than 7 days) and often involve borrowers whose financial condition is troubled or highly leveraged, which increases the risk that the fund may not receive its proceeds in a timely manner and that the fund may incur unexpected losses in order to pay redemption proceeds to its shareholder.

We do not feel that disclosure on how the fund will meet short-term liquidity needs should be included as a principal risk of the fund but instead feel that this language should be included under Item 11(c), which requires funds to, among other things, disclose the methods that the fund typically expects to use to meet redemption requests. We note that the prospectus currently states:

We expect that the fund will hold cash or cash equivalents to meet redemption requests. The fund may also use the proceeds from the sale of portfolio securities to meet redemption requests if consistent with the management of the fund… The fund, along with other T. Rowe Price Funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price Funds to borrow money from and/or lend money to other T. Rowe Price Funds to help the funds meet short-term redemptions and liquidity needs.

We note that even though there is no stated limit on bank loans in the prospectus (other than the limit on fixed income securities), bank loans are expected to typically comprise between 10% and 25% of the fund’s assets. A significant portion of the fund’s assets (typically between 50% and 70% of the fund’s assets) are expected to be in cash and other highly liquid assets, such as equities, investment-grade corporate debt, and U.S. government bonds. As a result, we expect that a significant portion of the fund’s assets can be settled quickly (3 days or less), which will provide the fund with enough flexibility to meet short-term liquidity needs and satisfy redemption requests.

Comment:

(a) Your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the fund may be forced to incur losses in order to pay redemption proceeds on time.

(b) Your principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

(c) Please explain to us whether you have considered adding these risks as principal risks of investing in the fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the fund.

Response: We intend to add the following disclosure as part of the fund’s disclosure of Bank loans risks in Section 1:

Transactions involving bank loans may have significantly longer settlement periods than more traditional investments (settlement can take longer than 7 days) and often involve borrowers whose financial condition is troubled or highly leveraged, which increases the risk that the fund may not receive its proceeds in a timely manner and that the fund may incur unexpected losses in order to pay redemption proceeds to its shareholder. In addition, loans are not registered under the federal securities laws like stocks and bonds, so investors in loans have less protection against improper practices than investors in registered securities.

We confirm that the Fund considers each of these to be principal risks of investing in the Fund, and we note that the fund currently has the following disclosure under Credit risks in section 2:

Unlike registered securities, such as most stocks and bonds, loans are not registered or regulated under the federal securities laws. As a result, investors in loans have less protection against fraud and other improper practices than investors in registered securities because investors in loans may not be entitled to rely on the protection of the federal securities laws.

When-Issued Securities and Forwards, page 33

Comment: Please disclose, where appropriate, that the Fund will identify on its books liquid securities at least equal in value to the value of the Fund’s purchase commitments for when-issued, forward commitment, and delayed delivery basis securities until the Fund pays for the investment. See SAFECO Municipal Bond Fund, Inc. (Oct. 27, 1982).

Response: We note the fund currently has the following disclosure in the SAI under the heading When-Issued Securities:

Each fund will maintain cash, high-grade marketable debt securities, or other suitable cover with its custodian bank equal in value to commitments for when-issued securities.

 In addition, the fund currently has the following disclosure in the SAI under the heading Forwards:

In some cases, the funds may purchase bonds on a when-issued basis with longer-than-standard settlement dates, in some cases exceeding one to two years. In such cases, the funds must execute a receipt evidencing the obligation to purchase the bond on the specified issue date, and must segregate cash internally to meet that forward commitment.

Because we include this disclosure elsewhere in the registration statement, we do not intend to modify the prospectus disclosure at this time.

Meeting Redemption Requests, page 33

Comment: Item 11(c)(7) of Form N-1A requires that the Fund disclose "the number of days following receipt of shareholder redemption requests in which the Fund typically expects to pay out redemption proceeds to redeeming shareholders." According to the item, the Fund must also disclose "the typical number of days or estimated range of days that the Fund expects it will take to pay out redemptions proceeds for each method used" if the timing depends on the method. Please note that this disclosure relates to when the Fund expects to pay the proceeds, not when investors can expect to receive them. Please add the disclosure required by this item.

Response: We intend to make the following changes to the language that appears under the heading Delays in Sending Redemption Proceeds in Section 3 of the prospectus (new language underlined):

The T. Rowe Price Funds typically expect that redemption requests will be paid out to redeeming shareholders by the business day following the receipt of a redemption request that is in correct form, regardless of the method the fund uses to make such payment (e.g., check, wire, or Automated Clearing House transfer). However, under certain circumstances, and when deemed to be in a fund’s best interests, proceeds may not be sent for up to seven calendar days after receipt of a valid redemption order.

Comment: Item 11(c)(8) of Form N-1A requires that the Fund disclose all the methods it "typically expects to use to meet redemption requests," and whether those methods will be used regularly or only in times of market stress. Please add the disclosure required by this item.

Response: We note that the following disclosure currently appears under the heading Meeting Redemption Requests in Section 2 of the prospectus:

We expect that the fund will hold cash or cash equivalents to meet redemption requests. The fund may also use the proceeds from the sale of portfolio securities to meet redemption requests if consistent with the management of the fund. These redemption methods will be used regularly and may also be used in deteriorating or stressed market conditions. The fund reserves the right to redeem in-kind as described under “Large Redemptions.” Redemptions in-kind are typically used to meet redemption requests that represent a large percentage of the fund’s net assets in order to minimize the effect of large redemptions on the fund and its remaining shareholders. Redemptions in-kind may be used regularly in circumstances as described above, and may also be used in stressed market conditions.

The fund, along with other T. Rowe Price Funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price Funds to borrow money from and/or lend money to other T. Rowe Price Funds to help the funds meet short-term redemptions and liquidity needs.

During periods of deteriorating or stressed market conditions, when an increased portion of a fund’s portfolio may be comprised of less-liquid investments, or during extraordinary or emergency circumstances, a fund may be more likely to pay redemption proceeds with cash obtained through interfund lending, short-term borrowing arrangements (if available), or by redeeming a large redemption request in-kind.

We have reviewed the requirements of Item 11(c)(8) of Form N-1A and have concluded that our existing disclosure meets the requirements. As such, we do not intend to modify this disclosure at this time.

Lending of Portfolio Securities, page 34

Comment: Please briefly describe the additional adverse tax consequences that may result for investors in the Fund as a result of the Fund's lending its securities. For example, a stock loan that is open over the dividend record date can have adverse tax consequences to the Fund's investors. The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction.

Response: We note that the following disclosure currently appears under the heading Tax Information in the prospectus:

Ordinary dividends that do not qualify for this lower rate are generally taxable at the investor’s marginal income tax rate. This includes the portion of ordinary dividends derived from interest, short-term capital gains, distributions from nonqualified foreign corporations, and dividends received by the fund from stocks that were on loan.

In addition, the following disclosure currently appears under the heading Taxation of Fund Shareholders in the SAI:

For individual shareholders, a portion of the funds’ ordinary dividends representing “qualified dividend income” may be subject to tax at the lower rate applicable to long-term capital gains, rather than ordinary income. “Qualified dividend income” is composed of certain dividends received from domestic and qualified foreign corporations. It excludes dividends representing payments in lieu of dividends related to loaned securities, dividends received on certain hedged positions, dividends on non-qualified foreign corporations, and dividends on stocks the funds have not held for more than 60 days during the 121-day period beginning 60 days before the stock became ex-dividend (90 and 181 days for certain preferred stock).

…

For corporate shareholders, a portion of the funds’ ordinary dividends may be eligible for the 70% deduction for dividends received by corporations to the extent the funds’ income consists of dividends paid by U.S. corporations. This deduction does not include dividends representing payments in lieu of dividends related to loaned securities, dividends received on certain hedged positions, dividends received from certain foreign corporations, and dividends on stocks the funds have not held for more than 45 days during the 90-day period beginning 45 days before the stock became ex-dividend (90 and 180 days for certain preferred stock).

Because we describe the additional adverse tax consequences that may result for investors in the Fund as a result of the Fund's lending its securities elsewhere in the prospectus and SAI, we do not intend to modify the disclosure under the heading Lending of Portfolio Securities at this time.

Comment: Please disclose, where appropriate, the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,” (pub. avail. Jan. 29, 1972).

Response: We note that disclosure on the securities lending conditions from the two State Street no-action letters are currently disclosed in our SAI. Because we include this disclosure elsewhere in the registration statement, we do not intend to modify the prospectus disclosure at this time. However, we intend to make the following changes to the disclosure that currently appears under the heading Lending of Portfolio Securities in the SAI (new language underlined):

Securities loans may be made by the funds to broker-dealers, institutional investors, or other persons pursuant to agreements requiring that the loans be continuously secured by collateral at least equal at all times to the value of the securities lent, marked to market on a daily basis. The collateral received will consist of cash, U.S. government securities, letters of credit, or such other collateral as may be permitted under the funds’ investment program. The collateral, in turn, is invested in short-term securities, including shares of a T. Rowe Price internal money fund or short-term bond fund. While the securities are being lent, the funds making the loan will continue to receive the equivalent of reasonable interest and the dividends or other distributions paid by the issuer on the securities, as well as a portion of the interest on the investment of the collateral. Normally, the funds employ an agent to implement their securities lending program and the agent receives a reasonable fee from the funds for its services. The funds have a right to call each loan and obtain the securities within such period of time that coincides with the normal settlement period for purchases and sales of such securities in the respective markets. The funds will not have the right to vote on securities while they are being lent, but they may call a loan in anticipation of any important vote, when practical. The risks in lending portfolio securities, as with other extensions of secured credit, consist of a possible default by the borrower, delay in receiving additional collateral or in the recovery of the securities, or possible loss of rights in the collateral, should the borrower fail financially. Loans will be made only if, in the judgment of T. Rowe Price, the consideration to be earned from such loans would justify the risk. Additionally, the funds bear the risk that the reinvestment of collateral will result in a principal loss. Finally, there is also the risk that the price of the securities will increase while they are on loan and the collateral will not adequately cover their value.

How and When Shares Are Priced, page 42

Comment: We suggest that the last full paragraph on page 43, which describes the amortized cost method used to value money market fund investments, is irrelevant and should be deleted.

Response: As stated in the prospectus, and consistent with SEC guidance, “[a]mortized cost is used to price … certain short-term debt securities,” regardless of whether they are held by a money market fund or not. See Money Market Fund Reform; Amendments to Form PF, Inv. Co. Act Rel. No. 31166 (July 23, 2014) 79 Fed. Reg. 47736 (Aug. 14, 2014) (“Money Market Reform Release”). In the Money Market Reform Release, the SEC stated that “all other [non-money market] registered investment companies and business development companies … may, in accordance with Commission guidance, continue to use amortized cost to value debt securities with remaining maturities of 60 days or less if fund directors, in good faith, determine that the fair value of the debt securities is their amortized cost value, unless the particular circumstances warrant otherwise.” Because the fund may invest in short-term debt securities, we feel that the language is applicable to this fund and should not be deleted. We recognize that the language also discloses that the amortized cost method is also used by certain money market funds, but we feel that the language provides shareholders with helpful information on amortized cost methodology.

Comment: Likewise, we suggest the paragraphs, “Retail Money Market Funds” on page 52 and “Liquidity Fees and Redemption Gates—Retail Money Market Funds” on page 56, are irrelevant to the Fund and could be deleted.

Response: Section 3 of the prospectus, which contains disclosure on the fund’s operations rather than the fund’s strategy, is shared between all of the T. Rowe Price retail mutual funds. By sharing this language between all of our retail funds, we are able to take advantage of certain efficiencies offered by our content management system, which translates to cost savings for the fund’s shareholders. We note that we have disclosed in the prospectus that the language only applies to certain money market funds and not all of our retail funds. Moreover, although the fund is not a money market fund, many of our investors that hold shares in our retail mutual funds also hold shares in money market funds, and we feel that the language may be helpful for them.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024.

/s/ Brian R. Poole
Brian R. Poole
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.